THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY

July 27, 2007

VIA EDGAR

Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Thomas Pharmaceuticals, Ltd. Amendment No. 1 to Registration Statement on Form SB-2 Filed June 18, 2007 File No. 333-142104

Dear Ms. Barros:

On behalf of Thomas Pharmaceuticals, Ltd. (“Thomas” or the “Company”), on July 27, 2007 we filed via Edgar the Company’s Amendment No. 2 to Registration Statement on Form SB-2 (“Amendment No. 2 to the Registration Statement”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated July 9, 2007 (the “Commission Letter”).  The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

General

1.
We note your response to our prior comment 1 and reissue that comment in part. We note your revised disclosure regarding four spin-offs iVoice has done in the past. iVoice’s website, however, identifies five spin-offs. You have not included disclosure regarding the potential spin-off of Corporate Strategies, Inc. We note that the registration statement (file no. 333-119179) relating to this spin-off was withdrawn on March 22, 2005. Please supplementally provide us an explanation as to where iVoice stands with respect to this spin-off and why it was abandoned. We may have further comments.

Response to Comment #1

The registration statement (file no. 333-119179) relating to the distribution to the iVoice stockholders of Corporate Strategies, Inc. (“CSI”) Common Stock held by iVoice, Inc. was withdrawn on March 22, 2005 due to the fact that the registrant was unable to get the registration statement declared effective.  Subsequent to March 22, 2005, iVoice sold the securities of CSI that it held.  iVoice no longer holds any securities of CSI.  The website of iVoice has been updated to delete the reference to the potential CSI stock dividend.

Comment #2

2.
In addition, please also revise your disclosure explain to what extent these prior spin-offs have added value for the shareholders of iVoice.  For example, disclose any increase in the stock price of the spun-off entity.  To the extent you have not done so, please also disclose how the entity has benefited from the spin-off as planned. For example, revise your disclosure to describe the benefits to iVoice Technology, Inc. and SpeechSwitch, Inc.

Response to Comment #2

The prospectus has been revised to explain to what extent the prior spin-offs have added value for the shareholders of iVoice.  We have disclosed how the entities have benefited from the spin-off.  In particular, we have revised our disclosure to describe the benefits to each of the spun-out companies including iVoice Technology, Inc. and SpeechSwitch, Inc.

Comment #3

3.
Further, please expand your disclosure regarding the potential circumstances that might interfere with your plan to generate value in this spin-off. For example, you should discuss how Thomas Pharmaceuticals may not be able to raise the capital it needs to distribute its products and that it may not be able to operate independently.

Response to Comment #3

The prospectus has been revised to disclose the potential circumstances that might interfere with our plan to generate value in the spin-off of Thomas Pharmaceuticals.  The prospectus discloses that Thomas Pharmaceuticals may not be able to raise the capital it needs to distribute its products and that it may not be able to operate independently.

Comment #4

4.
Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended June 30, 2007.  In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Response to Comment #4

Pursuant to Item 310(g) of Regulation S-B, as of the date of the filing Amendment No. 2 to the Registration Statement, the Company is not required to include interim financial statements for the period ended June 30, 2007.  We have filed as an exhibit an updated, signed consent report from our independent accountants.

Comment #5

Summary of the Distribution, page 7

5.
We acknowledge your response to comment 59. Please clarify for us the relevance of your assertion that you have presented your financial statements on a “legal entity” basis. Additionally, as the 733,602-for-one reverse stock split is not yet effective, please revise your financial statements and related disclosures to reflect the effects of the proposed reverse stock split and. to clearly indicate that it is not yet finalized. Then, prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report and to remove all references in the document that allude to the fact that you have not yet finalized the reverse stock split.

Response to Comment #5

In our response to prior comment 59 when we used the term “legal entity” we should have used the term “stand alone”. Thomas was set up as a separate entity in the accounting records and has been accounted for on a stand alone basis. All intercompany activity with the parent is documented by executed agreements between the parties. The parent provides administrative support to Thomas pursuant to the Administrative Services Agreement. The parent provided financing to Thomas pursuant to the terms of the iVoice Convertible Debentures and the purchase of Series B Convertible Preferred Stock of Thomas. The financial statements presented in the registration statement are for actual expense recorded on a stand alone basis and do not include any allocated expenses from the parent.

In respect to the 733,602 stock split, the financial statements have been restated to reflect the retroactive restatement for the 733,602 for 1 stock split.  Additional footnotes have been added to the statements to reflect these changes and the independent auditors reports have been revised accordingly.

Comment #6

Potential Dilution Due to Conversion at Below Market Prices, page 13

6.
We note your response to our prior comments 18 and 19 and reissue those comments in part. Please expand your disclosure of the table to quantify the percentage dilution that shareholders holding shares after the Distribution will experience as a result of the conversion at the different assumed conversion prices listed in the table. You should describe the percentage dilution to shareholders and the percentage ownership of each of iVoice and BioBridge LLC.

Response to Comment #6

The prospectus has been revised to expand our disclosure of the table to quantify the percentage dilution that shareholders holding shares after the Distribution will experience as a result of the conversion at the different assumed conversion prices listed in the table.  The prospectus describes the percentage dilution to shareholders and the percentage ownership of each of iVoice and BioBridge LLC.

Comment #7

Risk Factors, page 14

The products of Thomas Pharmaceuticals have limited trademark protection…page 27

7.
We note your response to our prior comment 40 and reissue that comment in part.  Please expand this risk factor to identify all the trademarks that are material to your business, even if those trademarks are unregistered.

Response to Comment #7

The prospectus has been revised to expand this risk factor to identify all the trademarks that are material to our business including trademarks that are unregistered.

Comment #8

Our Business, page 45

Background, page 45

8.
We note your response to our prior comment 49 and reissue that comment in part. We note your statement that, “Since, as of the effective date of the Registration Statement of which this prospectus is a part, Thomas Acquisition did not exercise its right to purchase the Securities, the Stock Purchase Agreement has been terminated as of such date.” This statement is unclear as this registration statement is not effective yet. If the Stock Purchase Agreement does not expire “to and through the date on which the Securities and Exchange Commission declares effective” this registration statement, then it appears that the Stock Purchase Agreement is still in effect. If that is the case, how will the Distribution affect the Stock Purchase Agreement? Will Thomas Acquisition purchase all the outstanding shares of Thomas Pharmaceuticals before or alter the Distribution? Why are you seeking to complete the Distribution if Thomas Acquisition will purchase the outstanding shares of Thomas Pharmaceuticals? How will Thomas Acquisition purchase the outstanding shares of Thomas Pharmaceuticals after the Distribution as those shares will be held by shareholders of iVoice?

Response to Comment #8

The prospectus has been revised to clarify that as of the current date of the preliminary prospectus the Stock Purchase Agreement is in effect and if the outstanding securities of Thomas Pharmaceuticals are not purchased by the end of the day that this registration statement for the spin-off of Thomas Pharmaceuticals is declared effective, the Stock Purchase Agreement will terminate and the spin-off of Thomas Pharmaceuticals will proceed.  The prospectus has been revised to further clarify that if on the other hand the Thomas securities are purchased by Thomas Acquisition, the spin-off of Thomas Pharmaceuticals and Distribution will not proceed.  The prospectus further clarifies that Thomas Pharmaceuticals may not purchase the Thomas securities after the spin-off has occurred.

Comment #9

Notes to Consolidated Financial Statements, page F-9

Note 2 - Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-9

9.
We acknowledge your response to comment 60; however, your disclosure does not address certain portions of our initial comment. Please revise your disclosure to provide information, similar to that you have presented on page 12, regarding the nature of your financial statements in the context of SAB Topic 1.B.1. Specifically, please clarify whether management derived any of the financial statement information based on allocation estimates and disclose the basis for those estimates, including which financial statement line items they affect. Please also tell us and disclose whether the financial statements reflect the effects of any financing provided to Thomas Pharmaceuticals, Ltd. by iVoice, Inc.

Response to Comment #9

The prospectus has been revised to conform the various descriptions of the basis of presentation, to include revisions to pages 12, F-9 and F-30. Thomas was set up as a separate entity in the accounting records and has been accounted for on a stand alone basis. All intercompany activity with the parent is documented by executed agreements between the parties. The parent provides administrative support to Thomas pursuant to the Administrative Services Agreement. The parent provided financing to Thomas pursuant to the terms of the iVoice Convertible Debentures, as disclosed on page F-14, and the purchase of Series B Convertible Preferred Stock of Thomas, as disclosed on page F-8. The financial statements presented in the prospectus are on a stand alone basis and do not include any allocated expenses from the parent.

Comment #10

Revenue and Cost Recognition, page F-10

10.
We acknowledge your response to comment 61 and refer you to your disclosure under “Accounts Receivable” that indicates “several” of your “large” customers may “delay payments” to you until there is a “steady flow of products being resold.”  Please quantify for us the revenue that you recognized related to these customers for the financial statement periods presented. Additionally, please tell us how determined it is appropriate to record revenue related to transactions with these customers at the time of sale, as it does not appear that those transactions meet the condition outlined in paragraph 6 b. of SFAS No. 48.  Please also address how you meet the condition outlined in paragraph 6 f. of SFAS No. 48.

Response to Comment #10

At stated on page F-10, “Product sales revenue, net of estimated provisions, is recognized when persuasive evidence that an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.” Our standard payment terms are 2% 30 net 31, but several of the large customers (Walgreens and Rite Aid) withhold payment until there are sales to the end users. Rite Aid had made no payments on our open receivables and as such we have provided a 100% reserve on these receivables and sales.   Walgreens had made payments on the open receivables approximately 90 days after invoice and as such, no reserves were provided for Walgreens at December 31, 2006.  For the year ended December 31, 2006, no sales were recorded for Rite Aid and approximately $50,000 was recorded for Walgreens, before miscellaneous other credits.

While our standard payment terms are 2% 30 net 31, we recognize that some customers will be slow payers until there is a steady flow of product being resold. But this does not relieve them of their obligation to pay for the product. Since our sales to these customers are not contingent on the resale of the product, we have met the criteria contained in paragraph 6 b. of SFAS No. 48 for recognizing the revenues.

In our 15 months of operations, we have received no product returns from any customers. Therefore, in consideration of paragraph 6 f. of SFAS No. 48, management has determined that we can reasonably estimate the amount of future returns and therefore has provided a reserve covering the receivables related to all of the non-paying customers.

Comment #11

Product Returns, page F-10

11.
We acknowledge your response to comment 62. Neither your supplemental response nor your revised disclosure specifically address our initial comment. Please revise your disclosure and provide clarifying information in your response as follows.

•
Disclose the amount of your sales returns provision and all other reductions to revenue for the financial statement periods presented and clarify whether you have offset your sales returns provision against revenue. Please tell us why you believe it appropriate to determine your sales returns estimate according to your assessment of whether or not the related accounts receivable are collectible, as your sales returns provision presumably offsets your gross revenue. Correlate this policy to paragraph 7 of SFAS No. 48. Revise your Management’s Discussion and Analysis disclosure accordingly.

•
Tell us how you determined that you comply with paragraph 6 f. of SFAS No. 48 given your limited operating history and your “open return policy for unsold product,” which appears to indicate that your customers may return product at any time for any reason.  Refer to paragraph 8 b. of SFAS No. 48. Revise your related Management’s Discussion arid Analysis disclosure accordingly.

Response to Comment #11

The statements of operations contained in the prospectus has been revised to reflect that amount of the provision for product returns and credits as suggested. These provisions are reflected as a reduction to sales and accounts receivable. Management has determined that we can reasonably estimate the amount of future returns and therefore has provided a reserve covering the receivables related to all of the non-paying customers. Management has also taken into consideration any costs expected in connection with any returns and has determined that this provision is a reasonable estimate of the Company’s expected losses.

In our 15 months of operations, we have received no product returns from any customers. Therefore, in consideration of paragraph 6 f. and paragraph 8 b. of SFAS No. 48, management has determined that we can reasonably estimate the amount of future returns and therefore has provided a reserve covering the receivables related to all of the non-paying customers.

Comment #12

Accounts Receivable, page F-10

12.
We acknowledge your response to comment 63 and reissue our comment. Please tell us how your provision for product returns, which presumably offsets your revenue, is sufficient to protect against losses related to unpaid accounts receivable. Specifically, tell us how management determines that your accounts receivable balance is fairly stated and how your policy complies with U.S. GAAP, which prescribes the allowance method for assessing doubtful accounts, irrespective of whether you offset your provision for sales returns against your accounts receivable balance (as opposed to recording a related liability). Revise your related Management’s Discussion and Analysis disclosure accordingly.

Response to Comment #12

Management reviews the payment history of each of its customers when estimating the collectibility of the receivables. Since the provision for product returns has the effect of also eliminating the receivable, management feels that no further provision for doubtful accounts is needed for these customers. Management feels that no further adjustments need to be made to the reported financial statements for this item.

Comment #13

Note 12 - Restatement, page F-20

13.
Your current disclosure does not tell investors why you restated your results of operations for the year ended December 31, 2006. Please revise your disclosure to clarify why you recorded an adjustment to the value of the derivative liability associated with the beneficial conversion feature of your iVoice, Inc. debentures. Please also tell us whether your adjustment relates to the revised volatility figures you have presented in Note 5 to your consolidated financial statements. Provide the disclosures required by paragraph 26 of SFAS No. 154.

Response to Comment #13

The financial section of the prospectus has been revised to expand the discussion of the restatement of the financial statements. This portion of the restatement was related to the changes in the values used for the “Expected volatility” in the derivatives on the convertible debentures. The historical volatility of iVoice Inc. was used as this represented the closest comparable that we could find. Management feels that this additional disclosure complies with the requirements of SFAS No. 154.

Comment #14

Notes to (Unaudited) Consolidated Financial Statements - March 31, 2007 and 2006, page F-27

Note 3 - Intangible Assets, page F-32

14.	Revise your disclosure to specify the carrying amount of the customer list at March 31, 2007 as it is unclear whether you wrote-down this intangible asset or wrote it off in its entirety.

Response to Comment #14

Note 3 on Page F-32 of the financial section of the prospectus has been revised to add the net present value of the customer list of $6,868.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and Amendment No. 2 to the Registration Statement, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,

/s/ Barbara J. Comly Barbara J. Comly

cc:           John E. Lucas, Chief Executive Officer